Frederick P. Callori

(617) 248-5239

fcallori@choate.com

February 14, 2006

Via EDGAR and Overnight Mail

Filing Desk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Form S-4 of Viisage Technology, Inc. relating to its Merger with Identix Incorporated

Ladies and Gentlemen:

On behalf of our client, Viisage Technology, Inc. (“Viisage”), we are submitting with this letter under the Securities Act of 1933, as amended, a Registration Statement on Form S-4 (the “Registration Statement”) relating to the proposed merger of Viisage and Identix Incorporated (“Identix”). As a courtesy to the Staff, we are submitting by overnight courier five (5) paper copies of the Registration Statement.

We would like to call the Staff’s attention to the following with respect to the Registration Statement:

1.	The filing does not contain the audited financial statements of Integrated Biometric Technology, Inc. (“IBT”), which was acquired by Viisage on December 16, 2005. The acquisition of IBT is reflected in the pro forma financial statement presentation contained in the Registration Statement. Viisage intended to comply with its undertaking in the Form 8-K filed December 22, 2005 to file the required IBT financial statements by no later than March 3, 2006, seventy-one days following the closing of the acquisition. In furtherance of that objective, Viisage engaged independent auditors and hired supplemental accounting resources in December 2005. IBT was a privately-held business that had limited accounting resources on staff. In light of Viisage’s need to include the audited IBT financial statements in this Registration Statement, Viisage accelerated the audit of the IBT financial statements and added further corporate resources in an effort to have audited IBT financial statements in this filing. Despite all these efforts, audited IBT financial statements were not ready for this filing, however substantial progress has been made. Viisage intends to file the required IBT financial statements on Form 8-K/A by approximately February 17, 2006. Viisage will also include the required IBT financial statements in a pre-effective amendment to the Registration Statement.

2.	On October 5, 2004, Viisage acquired Imaging Automation, Inc. (“iA”) and, on January 10, 2005, Viisage filed the required historical and pro forma financial statements relating to iA on Form 8-K/A. The most recent audited financial statements of Viisage required for and included in the Registration Statement are for the fiscal year ended December 31, 2004. Audited financial statements and pro forma financial statement presentation relating to iA is required at this point in the current Registration Statement because iA financial results were included in the 2004 financial statements of Viisage for less than the required one year period. However, Viisage has not included the iA financial statements in the current Registration Statement because they will no longer be required once Viisage updates its historical financial statements in the Registration Statement by way of a pre-effective amendment to include the fiscal year ended December 31, 2005. Those financial statements will include the financial results of iA for the entire fiscal year.

Should you have any questions regarding the foregoing or general questions or comments relating to the Registration Statement, please contact Charles J. Johnson at (617) 248-4020 or the undersigned at (617) 248-5239.

Very truly yours,

/s/ Frederick P. Callori

Frederick P. Callori

FPC:lp

Enclosure

cc:	Bernard C. Bailey
Charles J. Johnson, Esq.
Elliot J. Mark, Esq.
Bradley T. Miller